EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars)

NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

2

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)
	Note	April 30, 2023	July 31, 2022
Assets
Current assets Cash		$238,114	$321,791
Amounts receivable and other assets	3	27,989	18,656
		266,103	211,555
Non-current assets Mineral property interests	4	615,000	465,000
Right-of-use asset	11	29,685	37,106
Total assets		$910,788	$598,556
Liabilities and Shareholders' Equity
Current liabilities
Amounts payable and other liabilities	6	$1,618	$188,135
Due to related parties	7(a)&(b)	2,483	102,820
Lease liability	11	9,901	8,580
		14,002	93,708
Non-current liabilities Lease liability	11	25,218	32,753
Total liabilities		39,220	135,041
Shareholders' equity Share capital	5(a)	28,995,261	28,445,261
Reserves		1,432,011	791,151
Accumulated deficit		(29,555,704)	(28,726,147)
Total shareholders' equity		871,568	463,515
Total liabilities and shareholders' equity		$910,788	$598,556
Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

/s/ Trevor Thomas	/s/ Albert Basile

Trevor Thomas Director	Albert Basile Director

3

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

	Three months ended April 30,		Nine months ended April 30,
	2023	2022	2023	2022
	37,153	39,903	139,152	141,925
Administrative fees	6,513	8,214	37,699	31,352
Insurance	6,890	6,320	18,275	23,755
IT Services	3,000	2,500	9,000	8,000
Legal, accounting and audit	7,591	3,209	23,335	20,564
Office and miscellaneous	4,397	11,487	19,921	26,709
Regulatory, trust and filing	8,762	8,173	30,922	31,545
Equity-settled share-based compensation	–	–	640,860	399,140
Operating expenses	(82,415)	(110,474)	(847,523)	(779,641)
Other items
Accretion expense - office lease	(1,065)	(1,305)	(3,380)	(4,079)
Amortization of Right-of-use asset	(2,474)	(2,474)	(7,421)	(7,421)
Interest income	3,426	1,033	7,826	1,841
Interest expense	–	–	(1,107)	–
Foreign exchange gain (loss)	(42)	(1)	(314)	(83)
Other income	20,736	–	22,325	150,000
(Loss) and comprehensive (loss) before taxes for the period	$(61,834)	$(113,221)	$(829,594)	$(639,383)
Current income tax recoveries	–	–	37	–
(Loss) and comprehensive (loss) for the period	$(61,834)	$(113,221)	$(829,557)	$(639,383)
Basic earning (loss) per common share	$(0.00)	$(0.00)	$(0.02)	$(0.02)
Diluted earning (loss) per common share	$(0.00)	$(0.00)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding (note 5(c))
Basic	43,864,141	40,114,141	42,987,767	32,561,693
Diluted	50,814,141	40,114,141	47,981,556	32,561,693

The accompanying notes are an integral part of these consolidated financial statements.

4

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (Unaudited - Expressed in Canadian Dollars, except for share information)

	Share Capital				Reserves
	Note Number of shares			Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' equity (deficiency)

			31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515
Balance at July 31, 2021

Flow-through shares issued through exercise of warrants			8,909,092	445,455	–	–	445,455
Share purchase options			–	–	399,140	–
Loss for the period			–	–	–	(639,383)	(639,383)
Balance at April 30, 2022			40,114,141	$28,045,261	$991,151	$(28,367,685)	$668,727
Balance at July 31, 2022			41,114,141	$28,445,261	$791,151	$(28,726,147)	$510,265
Private placement of units	5	(a)	2,750,000	550,000	–	–	550,000
Share purchase options			–	–	640,860	–	640,860
Loss for the period			–	–	–	(829,557)	(829,557)
Balance at April 30, 2023			43,864,141	$28,995,261	$1,432,011	$(29,555,704)	$871,568

The accompanying notes are an integral part of these consolidated financial statements.

5

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited - Expressed in Canadian Dollars)

		Nine months ended April 30,
	Note	2023	2022
Operating activities
Income (loss) for the year		$(829,557)	$(639,383)
Adjusted for:
Accretion expense - office lease	11	3,380	4,079
Amortization of Right-of-use asset	11	7,421	7,421
Interest income		(3,426)	(1,841)
Equity-settled share-based compensation		640,860	399,140
Changes in working capital items: Amounts receivable and other assets		(9,333)	(263)
Amounts payable and other liabilities		(186,517)	(34,648)
Due to related parties	7(a)&7(b)	(100,337)	(18,523)
Net cash used in operating activities		(477,509)	(284,018)
Investing activities
Mineral Properties Acquisition		(150,000)	–
Interest received		3,426	1,841
Net cash provided by investing activities		(146,574)	1,841
Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(9,594)	(9,594)
Proceeds from exercise of warrants and options	5(a)	550,000	445,455
Net cash provided by financing activities		540,406	435,861
Increase (decrease) in cash		(83,677)	153,684
Cash, beginning of the year		321,791	206,443
Cash, end of the period		$238,114	$360,127

The accompanying notes are an integral part of these consolidated financial statements.

6

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on acquiring mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The condensed consolidated interim financial statements as at for the nine months ended April 30, 2023 (the “Financial Statements”) include the financial statements of Quartz Mountain Resources Ltd. and its wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group. On March 2, 2023, QZMG Resources Ltd. and Wavecrest Resources Inc. were dissolved.

The Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at April 30, 2023, the Company had an accumulated deficit of $29,555,704 and net working capital of $252,101. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine any new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund exploration of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

The Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

2. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

7

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

The Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2022 and the nine months ended April 30, 2023.

The Company’s Board of Directors authorized issuance of these Financial Statements on June 28, 2023.

(b)	Basis of presentation and consolidation

The Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at July 31, 2022, the Company held a 100% interest in QZMG Resources Ltd., a company that held a 100% interest in Wavecrest Resources Inc. As at April 30, 2023, QZMG Resources Ltd. and Wavecrest Resources Inc. were dissolved.

(c)	Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments,estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2022.

8

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	April 30, 2023	July 31, 2022
Sales tax receivable	$2,405	$17,865
Prepaid insurance	6,484	791
Refundable deposit	19,100	-
	$27,989	$18,656

4. MINERAL PROPERTY INTERESTS

	Maestro Property	Jake Property	Angel’s Camp Royalty	Total
Balance, July 31, 2021 & April 30, 2022	$340,000	$-	$-	$340,000

Balance, July 31, 2022	$465,000	$-	$-	$465,000
Additions	-	150,000	-	150,000
Balance, April 30, 2023	$465,000	150,000	-	$615,000

(a)	Maestro Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “ Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000), which were subject to a 4- month resale restricted period.

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000.

(b)	Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

9

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

To acquire the Jake Property, the Company is required to:

i.	Make cash payments to UMS as follows:

a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)

b.	$50,000 on or before the date that is six months following the Approval Date (paid)

c.	$50,000 on or before the date that is twelve months following the Approval Date (paid)

d.	$50,000 on or before the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:

a.	$50,000 on or before July 14, 2022 (paid)

b.	$75,000 on or before July 14, 2023

iii.	Incur expenditures on the Underlying Claims as follows:

a.	$60,000 on or before July 14, 2022 (completed)

b.	Additional $100,000 on or before July 14, 2023 (completed)

c.	Additional $200,000 on or before December 31, 2023

On May 26, 2022, the Company received an approval from TSX Venture Exchange regarding its acquisition of the Jake Property.

(c)	Angel’s Camp Property

The Company retained a 1% NSR royalty (the “Royalty”) on the Angel’s Camp Property located in Lake County, Oregon. , which was recorded at a nominal amount of $1. On February 1, 2021, the Company entered into an agreement for the sale of 100% of the Royalty for US$150,000 to an arm’s-length party. Upon the completion of the transaction, the Company received the cash payment, recognizing a gain on sale of royalty interest of $191,654.

Selling costs associated with the transaction included $12,756 (US$10,000) paid to an arms- length party and $2,500 paid to the CFO of the Company.

5. SHARE CAPITAL AND RESERVES

(a)	Authorized share capital

As at April 30, 2023 and April 30, 2022, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

10

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the nine months ended April 30, 2022

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $350,000.

Shares issued during the nine months ended April 30, 2023

On October 26, 2022, the Company completed a private placement and issued 2,750,000 units at a price of $0.20 per unit for gross proceeds of $550,000. Each unit consists of one common share and one transferable flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.20 for a period of five years from the closing of the private placement.

Flow-through expenditures commitment

As at April 30, 2023, the amount of flow-through proceeds remaining to be expended is approximately $265,805, which is related to the flow-through shares issued on December 13, 2021 for gross proceeds of $350,000. This remaining amount must be incurred on or before December 12, 2023.

(b)	Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2021	8,909,092	$0.05
Exercised	(8,909,092)	0.05
Balance, July 31, 2022	-	$-
Issued	2,750,000	0.20
Balance, April 30, 2023	2,750,000	$0.20

(c)	Options

Stock option transactions are summarized as follows:

11

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2021	-	$-
Granted	1,995,700	0.20
Balance, April 30, 2022	1,995,700	$0.20

Balance, July 31, 2022	995,700	$0.20
Granted	3,204,300	0.20
Balance, April 30, 2023	4,200,000	$0.20

As at April 30, 2023, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2027	3,204,300	$0.20
January 11, 2032	995,700	$0.20

As at April 30, 2023, the weighted average remaining life of the outstanding options is 5.50 years.

On October 31, 2022, the Company granted 3,204,300 stock options to a director of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk-free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the nine months ended April 30, 2023.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk-free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140 in the year ended July 31, 2022. On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

April 30, 2023		July 31, 2022
Amounts payable	$1,618	$170,736
Accrued liabilities	-	17,399
	$1,618	$188,135

12

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended April 30,		Nine months ended April 30,
	2023	2022	2023	2022
Administrative fees	$875	$2,125	$6,375	$8,625
Fees to the entity controlled by CFO	$3,000	$3,000	$9,000	$9,000
Equity-settled share-based compensation	$-	$-	$640,860	$399,140

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the former CEO and a current director of the Company.

(b)	Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

13

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Entities with Significant Influence over the Company (continued)

Hunter Dickinson Inc. (“HDI”) (continued)

The Company is not obligated to require any minimum amount of services from HDSI. The monetaryamount of the services received from HDSI in a given period of time is a function of annually set andagreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended April 30,		Nine months ended April 30,
	2023	2022	2023	2022
HDSI: Services received based on management services	$9,086	$11,644	$46,026	$30,339
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and under IFRS 16)(note 12)	11,187	6,604	17,217	17,596
HDSI: Reimbursement of third party expenses paid	174	747	3,281	3,107
Total	$20,447	$18,995	$66,524	$51,042

United Mineral Services (“UMS”)

UMS is a private company controlled by the Chairman of the Company. The Company is engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

(b)	Payables due to related parties

The following is a summary of amounts due to related parties:

April 30, 2023		July 31, 2022
Balance payable to HDSI	$1,433	$3,134
Balance payable to UMS	-	98,636
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$2,483	$102,820

14

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long- term assets are located only in Canada.

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Leve4l 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3:	inputs for the asset or liability that are not based on observable market data(unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure andthe way in which such exposure is managed is provided as follows:

(a)	Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high-credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when theybecome due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

15

QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed as at April 30, 2023:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$1,618	$1,618	$-
Due to related parties	2,483	2,483	-
Lease liability	35,119	9,901	25,218
Total	$39,220	$14,002	$25,218

The following obligations existed as at April 30, 2022:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$16,121	$16,121	$-
Due to related parties	6,844	6,844	-
Income taxes payable	10,106	10,106	-
Lease liability	43,284	10,116	33,168
Total	$76,355	$43,187	$33,168

(c)	Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity,while achieving a satisfactory return for shareholders. There is minimal risk that the Company wouldrecognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability tocontinue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the six months ended April 30, 2023.

The Company is not subject to any externally imposed equity requirements.

11. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a)	Right-of-use asset

As at April 30, 2023, $29,685 of right-of-use asset was recorded as follows:

Balance, July 31, 2021	$47,001
Amortization	(7,421)
Balance, April 30, 2022	$39,580

Balance, July 31, 2022	$37,106
Amortization	(7,421)
Balance, April 30, 2023	$29,685

(b)	Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021 to April 30, 2023, $1,121 for the period from May 1, 2023 to April 30, 2024, and $1,175 for the period from May 1, 2024 to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

As at April 30, 2023, $35,119 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(9,594)
Lease liability – accretion expense	3,380
Balance April 30, 2023	$35,119

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSODLIATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED APRIL 30, 2023 AND 2022

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Current portion	$9,901
Long-term portion	$25,218

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2023 (May 1, 2023 to July 31, 2023)	$3,362
Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to July 31, 2026)	10,578
Total undiscounted lease payments	$41,656
Less: imputed interest	(6,537)
Lease liability at April 30, 2023	$35,119

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